UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 31, 2025

BUKIT JALIL GLOBAL ACQUISITION 1 LTD.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-41729	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification Number)

31-1 Taman Miharja Phase 3B, Jalan 3/93, 2 ½ Miles, Cheras

Kuala Lumpur, Malaysia 55200

 (Address of principal executive offices)

+603-91339688

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one Ordinary Share, $0.0001 par value, one-half of one redeemable Warrant to acquire one Ordinary Share, and one Right to acquire one-tenth of one Ordinary Share	BUJAU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	BUJA	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50	BUJAW	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-tenth of one Ordinary Share	BUJAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On March 31, 2025, Bukit Jalil Global Acquisition 1 Ltd. (“BUJA”) held an extraordinary general meeting (the “Extraordinary General Meeting”) in connection with the Business Combination (as defined below) contemplated by that certain Business Combination Agreement, dated August 5, 2024 (as may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among GIBO HOLDINGS LIMITED, a Cayman Islands exempted company limited by shares (“PubCo”), BUJA, GIBO Merger Sub 1 Limited, a Cayman Islands exempted company limited by shares (“Merger Sub I”), GIBO Merger Sub 2 Limited, a Cayman Islands exempted company limited by shares (“Merger Sub II”), and Global IBO Group Ltd., a Cayman Islands exempted company limited by shares (“GIBO”), pursuant to which, among other things, (i) Merger Sub I will merge with and into GIBO, with GIBO as the surviving entity and a wholly-owned subsidiary of PubCo (the “First Merger”), and (ii) following the First Merger, Merger Sub II will merge with and into BUJA, with BUJA as the surviving entity and a wholly-owned subsidiary of PubCo (the “Second Merger,” and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

The Business Combination is described in the definitive proxy statement filed by BUJA (as the same may be amended, restated or supplemented, the “Definitive Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 12, 2025.

On February 28, 2025, the record date for the Extraordinary General Meeting, there were 4,941,322 ordinary shares of BUJA entitled to be voted at the Extraordinary General Meeting, approximately 65.4% of which were represented in person or by proxy at the Extraordinary General Meeting.

The final results for each of the matters submitted to a vote of BUJA’s shareholders at the Extraordinary General Meeting, each of which is described in detail in the Proxy Statement, are as follows. The adjournment proposal described in the Proxy Statement was not presented at the Extraordinary General Meeting because there were enough votes to approve the other proposals presented at the Extraordinary General Meeting.

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1. The Business Combination Proposals

The shareholders approved following proposals, to approve by special resolutions:

(a)	the Business Combination Agreement and (ii) other Transaction Documents (as defined in the Business Combination Agreement) be approved, ratified and confirmed in all respects;

(b)	the Business Combination which includes the Second Merger and other transactions contemplated in the Business Combination Agreement be approved, ratified and confirmed in all respects;

(c)

the plan of second merger in relation to the Second Merger and the filing of the plan of second merger with the Registrar of Companies of the Cayman Islands be approved, ratified and confirmed in all respects;

(d)

with effect from the Second Merger Effective Time (as defined in the Business Combination Agreement), the re-designation and reclassification of the authorized issued and unissued 10,000,000 preference shares of a par value of US$0.0001 each into 10,000,000 ordinary shares of a par value of US$0.0001 each (the “Re-designation”) such that following the Re-designation, the authorized share capital of BUJA shall be changed from US$50,000 divided into 490,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each to US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each be approved, ratified and confirmed in all respects;

(e)

with effect from the Second Merger Effective Time (as defined in the Business Combination Agreement), the amendment and restatement of the amended and restated memorandum and articles of association of BUJA by the deletion in their entirety and substitution in their place of the second amended and restated memorandum and articles of association of BUJA be approved, ratified and confirmed in all respects, and

(f)

with effect from the Second Merger Effective Time (as defined in the Business Combination Agreement), the appointment of LIM Chun Yen as the sole director of BUJA be approved, ratified and confirmed in all respects

The voting results were as follows:

FOR	AGAINT	ABSTAIN	BROKER NON-VOTE
3,102,031	131,240	0	N/A

Item 8.01. Other Events.

In connection with the votes to approve the shareholders vote at the Extraordinary General Meeting, as of March 27, 2025, the cut-off date of the redemption request, 2,832,423 ordinary shares of BUJA were rendered for redemption.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bukit Jalil Global Acquisition 1 Ltd.

Date: April 3, 2025	By:	/s/ Seck Chyn “Neil” Foo
	Name:	Seck Chyn “Neil” Foo
	Title:	Director and Chief Executive Officer

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